SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of April 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated April 13, 2006

MARSULEX COMPLETES ACQUISITION OF PETROLEUM COKE CUTTING AND HANDLING BUSINESS

Toronto, April 13, 2006 – Marsulex Inc. (TSX: MLX) announced today that it has completed the acquisition of Oxbow Industrial Services, LLC, a leading provider of in-refinery petroleum coke (“petcoke”) cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC.  The in-refinery services business now operates under the Marsulex name.

The purchase price of the acquisition was US$27 million, or approximately $32 million Canadian, excluding transaction costs, and was funded substantially with debt from the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control and industrial hazardous waste streams, and petroleum coke cutting and handling services for oil refineries, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of customers in a wide range of industries. Website: www.marsulex.com.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin

President and CEO

Chief Financial Officer

Tel: (416) 496-4157

 Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

April 13, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance